REED W. TOPHAM

Direct (801) 578-6918

rwtopham@stoel.com

May 22, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Eric Atallah

Tim Buchmiller

Joseph McCann

Re:	Raser Technologies, Inc.

Form 10-K/A for fiscal year ended December 31, 2008

Form 10-Q for the quarterly period ended March 31, 2009

File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated May 19, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-K/A for fiscal year ended December 31, 2008

Item 11.	Executive Compensation, page 7

1.

We refer to your disclosure under the caption “Equity Based Incentive Compensation” on page 9. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For

example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers. For example, it is unclear from your current disclosure why options for 100,000 shares of common stock were granted to Mr. Cook, options for 75,000 shares of common stock were granted to each of Messrs. Clayton and Brown, options for 3,000 shares were granted to each of Messrs. Schwartz and Petersen, and additional options for 3,500 shares of common stock were granted to each of Messrs. Clayton and Brown.

Response:

In its future filings with the SEC, the Company will include substantive analysis and insight into how the Company’s Compensation Committee made its stock option grant determinations with respect to each named executive officer, including the rationale behind the actual number of options granted.

Form 10-Q for the quarterly period ended March 31, 2009

Current Geothermal Power Projects, page 40

2.	We note your statements on page 41 regarding the results of an independent report entitled “An Evaluation of the Thermo Hot Springs Geothermal Resource” concerning the viability of the Thermo No. 1 Plant and on page 47 regarding the results of two independent reports concerning the viability of your Truckee Plant. Please file the consents of the authors of each of these reports in accordance with Item 601(a) of Regulation S-K (refer to footnote 2 to the Exhibit Table). Similarly, please file the consents of each of Energy and Geoscience Institute, whose independent reports and results you reference on page 41, and of Sandia National Laboratories, whose independent report and results you reference on page 45. The consents should specifically permit the incorporation by reference of the consents into any pending registration statements, such as your registration statements on Form S-3 and Form S-8.

Response:

On May 22, 2009, the Company amended its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 for the purpose of filing a consent on behalf of (i) the Energy and Geoscience Institute; (ii) Dr. Carl F. Austin and Richard R. Austin; and (iii) GeothermEx, Inc. in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K. The consents have been filed as Exhibits 23.1, 23.2 and 23.3 to such Quarterly Report on Form 10-Q. A copy of each of the consents is attached hereto as Annex A.

As discussed with the Staff of the SEC, the Company did not commission the Sandia National Laboratories report (the “Sandia Report”). The Sandia Report is a publically available document that the Company has consulted with respect to the Company’s proposed Lightning Dock project. The Company believes that the information contained in the Sandia Report is reliable and that it is reasonable to rely upon such report.

3.	We note your disclosure on page 47 that your high degree of confidence that a commercially viable geothermal resource exists beneath the Truckee project surface was based in part upon a report entitled “The Geothermal Potential of the Monitor Valley, Big Smokey Valley and the Intervening Toquima Mountain Range.” In your future filings, as applicable, please clarify how the results of this report provided you with a high degree of confidence.

Response:

In its future filings with the SEC, the Company will disclose and clarify how the results of the report entitled “The Geothermal Potential of the Monitor Valley, Big Smokey Valley and the Intervening Toquima Mountain Range” helped provide the Company with a high degree of confidence that a commercially viable geothermal resource exists beneath the Truckee project surface.

Exhibits

4.	Please file all exhibits, schedules, appendices and/or attachments to the exhibits you have filed. For example, we note that Exhibits 10.7 and 10.8 have not been filed in their entirety.

Response:

On May 22, 2009, the Company amended its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 to include the exhibits that were previously omitted from Exhibits 10.7 and 10.8 to such Quarterly Report on Form 10-Q.

*     *     *     *     *

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)

Martin F. Petersen (Raser Technologies, Inc.)

Richard Holt (Raser Technologies, Inc.)

Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)

ANNEX A

Exhibit 23.1

Consent of Energy & Geoscience Institute

We consent to the use by Raser Technologies, Inc. (the “Company”) of our report related to the Thermo geothermal resource issued in March of 2008, and we consent to the use of all quotations, summaries or information derived from such report, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on form S-8 (No. 333-123124), Form S-8 (No. 333-141495), Form S-8 (No. 333-158677), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884), Form S-3 (No. 333-151330) and Form S-3 (No. 333-155392), and any amendments thereto. We also consent to all references to us included or incorporated by reference in the foregoing registration statements or the Company’s periodic reports incorporated by reference therein.

Energy & Geoscience Institute

/s/ Raymond A. Levey
Name: Raymond A. Levey
Title: Director

May 22, 2009

Exhibit 23.2

Consent of Dr. Carl F. Austin and Richard R. Austin

We consent to the use by Raser Technologies, Inc. (the “Company”) of our reports entitled (i) “The Geothermal Potential of the Monitor Valley, Big Smoky Valley and the Intervening Toquima Mountain Range”; (ii) “The Geothermal Potential of the Landing Strip Prospect Located in Big Smoky Valley, Nye County, Nevada”; and (iii) “An Evaluation of the Thermo Hot Springs Geothermal Resource,” and we consent to the use of all quotations, summaries or information derived from such reports, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on Form S-8 (No. 333-123124), Form S-8 (No. 333-141495), Form S-8 (No. 333-158677), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884), Form S-3 (No. 333-151330) and Form S-3 (No. 333-155392), and any amendments thereto. We also consent to all references to us included or incorporated by reference in the foregoing registration statements or the Company’s periodic reports incorporated by reference therein.

Dr. Carl F. Austin

/s/ Dr. Carl F. Austin

May 22, 2009

Richard R. Austin

/s/ Richard R. Austin

May 22, 2009

Exhibit 23.3

Consent of GeothermEx, Inc.

We consent to the use by Raser Technologies, Inc. (the “Company”) of our report entitled Lightning Dock Resource Assessment, and we consent to the use of all quotations, summaries or information derived from such report, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on Form S-8 (No. 333-123124), Form S-8 (No. 333-141495), Form S-8 (No. 333-158677), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884), Form S-3 (No. 333-151330) and Form S-3 (No. 333-155392), and any amendments thereto. We also consent to all references to us included or incorporated by reference in the foregoing registration statements or the Company’s periodic reports incorporated by reference therein.

GeothermEx, Inc.

/s/ Subir K. Sanyal
Name:	Subir K. Sanyal
Title:	President

May 22, 2009